UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-18405
                           NOTIFICATION OF LATE FILING

(Check One):     [_] Form 10-K   [_] Form 20-F   [_] Form 11-K    [X] Form 10-Q
                 [_] Form N-SAR  [_] Form N-CSR

                  For Period Ended:  September 29, 2006

         [_]      Transition Report on Form 10-K
         [_]      Transition Report on Form 20-F
         [_]      Transition Report on Form 11-K
         [_]      Transition Report on Form 10-Q
         [_]      Transition Report on Form N-SAR
                  For the Transition Period Ended:  _________________________

  Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

American Tax Credit Properties II L.P.
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Full Name of Registrant


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Former Name if Applicable

340 Pemberwick Road
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Address of Principal Executive Office (Street and Number)

Greenwich, CT  06831
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City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  [ ]   (a)          The reasons described in reasonable detail in Part III
                        of this form could not be eliminated without unreasonable effort or expense;

[ ]  [X]   (b)          The subject annual report, semi-annual report,
                        transition report on Form 10-K, Form 20-F, Form 11-K,
                        Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  [ ]   (c)          The accountant's statement or other exhibit required by
                        Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

      State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Registrant submitted a letter to the SEC on August 1, 2006 requesting a waiver for certain technical exceptions in advance of filing its Form 10-K for the year ended March 30, 2006. Registrant intends to file its Form 10-K, its Form 10-Q for the period ended June 29, 2006 and the Form 10-Q for which this Form 12b-25 has been prepared pending receipt of a response from the SEC to Registrant's prior correspondence and any further resolution that may be required.

      As a result of awaiting the response to the waiver request noted above, Registrant cannot represent that such Form 10-Q will be filed within the grace period provided for under Rule 12b-25.

PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

            Neal Ludeke          203          869-0900
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              (Name)         (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [ ] Yes [X] No

      Form 10-K for the year ended March 30, 2006 and Form 10-Q for the period ended June 29, 2006.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                     American Tax Credit Properties II L.P.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2006             By: Neal Ludeke
      -----------------                 ----------------------------------------
                                  Name: Neal Ludeke
                                 Title: Chief Financial Officer of Richman Tax
                                        Credits Inc., general partner of Richman
                                        Tax Credit Properties II L.P., General
                                        Partner of the Registrant

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter) .

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                                  ATTACHMENT I

The net loss of Registrant decreased by approximately $139,000 for the six months ended September 29, 2006 as compared to the six months ended September 29, 2005, primarily as a result of an increase in other income from local partnerships of approximately $163,000, a decrease in operating expenses of approximately $53,000 and a gain on disposal of a local partnership interest of $40,000, partially offset by an increase in equity in loss of investment in local partnerships of approximately $109,000.














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